UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2018

August 2, 2018

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 3240-3110
Quarterly securities report issuing date:	August 14, 2018
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2018

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Three months ended
June 30, 2018	1,641,660	8.9	419,814	5.6	315,000	9.0
June 30, 2017	1,507,440	8.5	397,476	16.6	289,025	53.0

(*)	Comprehensive income

                         June 30, 2018: (31,018) million yen,         -    % ;                     June 30, 2017: 295,194 million yen,         -    %

	Basic earnings per share	Diluted earnings per share
	yen	yen
Three months ended
June 30, 2018	23.99	23.90
June 30, 2017	21.59	21.50

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2018	299,107,498	17,055,660	5.3
March 31, 2018	306,937,415	17,295,037	5.2

(Reference) Shareholders’ equity as of     June 30, 2018: 15,778,180 million yen;     March 31, 2018: 16,024,639 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2018	—	9.00	—	10.00	19.00
ending March 31, 2019	—
ending March 31, 2019 (Forecast)		10.00	—	10.00	20.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2019 (Consolidated)

MUFG has the target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2019.

(There is no change to our earnings target released on May 15, 2018.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2018	13,900,028,020 shares
	March 31, 2018	13,900,028,020 shares
(B) Treasury stocks:	June 30, 2018	821,341,811 shares
	March 31, 2018	737,138,211 shares
(C) Average outstanding stocks:	Three months ended June 30, 2018	13,132,250,686 shares
	Three months ended June 30, 2017	13,389,288,019 shares

ø This “Consolidated Summary Report”(Quarterly“Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’Equity	6

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Three Months Ended June 30, 2018”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2018	As of June 30, 2018
Assets:
Cash and due from banks	74,713,689	74,183,577
Call loans and bills bought	482,285	380,335
Receivables under resale agreements	5,945,875	9,514,157
Receivables under securities borrowing transactions	9,266,996	3,031,996
Monetary claims bought	5,529,619	5,665,534
Trading assets	15,247,156	15,503,412
Money held in trust	943,153	972,795
Securities	59,266,170	55,874,733
Loans and bills discounted	108,090,994	108,313,921
Foreign exchanges	2,942,499	2,440,996
Other assets	12,176,023	11,252,395
Tangible fixed assets	1,369,977	1,371,841
Intangible fixed assets	1,246,676	1,225,680
Net defined benefit assets	874,106	913,879
Deferred tax assets	89,172	94,557
Customers’ liabilities for acceptances and guarantees	9,560,158	9,134,252
Allowance for credit losses	(807,139)	(766,570)

Total assets	306,937,415	299,107,498

Liabilities:
Deposits	177,312,310	175,683,242
Negotiable certificates of deposit	9,854,742	8,210,451
Call money and bills sold	2,461,088	2,105,515
Payables under repurchase agreements	18,088,513	18,312,456
Payables under securities lending transactions	8,156,582	4,501,946
Commercial papers	2,181,995	3,003,861
Trading liabilities	10,898,924	10,862,512
Borrowed money	16,399,502	16,237,114
Foreign exchanges	2,037,524	2,614,731
Short-term bonds payable	847,299	655,999
Bonds payable	10,706,252	11,011,643
Due to trust accounts	10,382,479	10,072,215
Other liabilities	9,270,887	8,280,229
Reserve for bonuses	86,581	28,996
Reserve for bonuses to directors	620	117
Reserve for stocks payment	11,607	11,653
Net defined benefit liabilities	59,033	58,043
Reserve for retirement benefits to directors	1,088	827
Reserve for loyalty award credits	17,836	18,037
Reserve for contingent losses	318,002	283,107
Reserves under special laws	4,319	4,266
Deferred tax liabilities	867,919	843,977
Deferred tax liabilities for land revaluation	117,104	116,639
Acceptances and guarantees	9,560,158	9,134,252

Total liabilities	289,642,377	282,051,838

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2018	As of June 30, 2018
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,196,803	1,196,752
Retained earnings	10,064,649	10,245,686
Treasury stock	(522,158)	(581,374)

Total shareholders’ equity	12,880,807	13,002,576

Net unrealized gains (losses) on available-for-sale securities	2,388,234	2,293,081
Net deferred gains (losses) on hedging instruments	59,360	31,007
Land revaluation excess	170,239	169,546
Foreign currency translation adjustments	499,557	230,952
Remeasurements of defined benefit plans	62,182	72,908
Debt value adjustments of foreign subsidiaries and affiliates	(35,743)	(21,892)

Total accumulated other comprehensive income	3,143,832	2,775,603

Subscription rights to shares	274	217
Non-controlling interests	1,270,123	1,277,262

Total net assets	17,295,037	17,055,660

Total liabilities and net assets	306,937,415	299,107,498

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Ordinary income	1,507,440	1,641,660
Interest income	729,642	871,720
Interest on loans and bills discounted	490,814	558,127
Interest and dividends on securities	133,483	164,431
Trust fees	28,131	30,839
Fees and commissions	352,881	368,218
Trading income	65,792	53,712
Other operating income	181,490	101,352
Other ordinary income	149,501	215,817
Ordinary expenses	1,109,963	1,221,845
Interest expenses	267,099	391,225
Interest on deposits	91,794	127,564
Fees and commissions	53,358	55,659
Trading expenses	293	268
Other operating expenses	32,847	35,779
General and administrative expenses	672,808	670,019
Other ordinary expenses	83,557	68,894

Ordinary profits	397,476	419,814

Extraordinary gains	1,344	7,625
Gains on disposition of fixed assets	1,285	7,571
Reversal of reserve for contingent liabilities from financial instruments transactions	59	53
Extraordinary losses	22,335	21,711
Losses on disposition of fixed assets	2,386	1,508
Losses on impairment of fixed assets	379	4,362
Losses on change in equity	19,569	15,223
Losses on sales of shares of affiliates	—	616

Profits before income taxes	376,485	405,728

Income taxes-current	78,658	52,521
Income taxes-deferred	(16,268)	12,850

Total taxes	62,390	65,372

Profits	314,095	340,355

Profits attributable to non-controlling interests	25,070	25,355

Profits attributable to owners of parent	289,025	315,000

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Profits	314,095	340,355
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	146,720	(83,283)
Net deferred gains (losses) on hedging instruments	(37,513)	(28,422)
Land revaluation excess	(0)	—
Foreign currency translation adjustments	(85,580)	(125,714)
Remeasurements of defined benefit plans	13,080	9,635
Share of other comprehensive income of associates accounted for using equity method	(55,606)	(143,589)

Total other comprehensive income	(18,900)	(371,374)

Comprehensive income	295,194	(31,018)

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	269,201	(51,689)
Comprehensive income attributable to non-controlling interests	25,993	20,671

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

6

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2018

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Non-consolidated ][ TB Non-consolidated ]	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	5

3. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	6

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	10

6. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	11

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank. Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2018 (A)	June 30, 2017 (B)
Gross profits	942,959	1,004,347	(61,388)
Gross profits before credit costs for trust accounts	942,959	1,004,347	(61,388)
Net interest income	480,543	462,550	17,993
Trust fees	30,839	28,131	2,707
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	312,559	299,523	13,036
Net trading profits	53,444	65,498	(12,054)
Net other operating profits	65,573	148,643	(83,070)
Net gains (losses) on debt securities	22,539	91,215	(68,676)
General and administrative expenses	656,587	655,262	1,325
Amortization of goodwill	4,261	4,244	17
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	290,633	353,329	(62,696)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	286,371	349,085	(62,714)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	286,371	349,085	(62,714)
Net non-recurring gains (losses)	133,443	48,391	85,051
Credit costs (3)	(27,192)	(59,378)	32,186
Losses on loan write-offs	(27,201)	(33,597)	6,395
Provision for specific allowance for credit losses	—	—	—
Other credit costs	9	(25,781)	25,790
Reversal of allowance for credit losses (4)	17,562	18,792	(1,229)
Reversal of reserve for contingent losses included in credit costs (5)	18,737	—	18,737
Gains on loans written-off (6)	15,451	20,500	(5,048)
Net gains (losses) on equity securities	62,395	24,266	38,129
Gains on sales of equity securities	67,314	31,120	36,194
Losses on sales of equity securities	(3,197)	(3,463)	266
Losses on write-down of equity securities	(1,721)	(3,389)	1,668
Equity in earnings of equity method investees	84,488	68,021	16,466
Other non-recurring gains (losses)	(38,000)	(23,811)	(14,189)

Ordinary profits	419,814	397,476	22,337

Net extraordinary gains (losses)	(14,086)	(20,991)	6,904
Losses on change in equity	(15,223)	(19,569)	4,346
Profits before income taxes	405,728	376,485	29,242
Income taxes-current	52,521	78,658	(26,136)
Income taxes-deferred	12,850	(16,268)	29,119
Total taxes	65,372	62,390	2,982
Profits	340,355	314,095	26,260
Profits attributable to non-controlling interests	25,355	25,070	285

Profits attributable to owners of parent	315,000	289,025	25,974

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	24,560	(20,085)	44,645

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2018 (A)	June 30, 2017 (B)
Gross profits	499,659	576,188	(76,529)
Gross profits before credit costs for trust accounts	499,659	576,188	(76,529)
Net interest income	281,178	281,212	(34)
Trust fees	24,532	21,753	2,778
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	121,370	117,208	4,161
Net trading profits	9,816	21,456	(11,639)
Net other operating profits	62,761	134,556	(71,794)
Net gains (losses) on debt securities	23,874	93,290	(69,415)
General and administrative expenses	331,552	333,523	(1,970)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	168,106	242,665	(74,558)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	168,106	242,665	(74,558)
Net non-recurring gains (losses)	89,806	15,229	74,576
Credit costs (3)	(3,498)	(36,838)	33,340
Losses on loan write-offs	(3,457)	(11,137)	7,680
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(41)	(25,701)	25,659
Reversal of allowance for credit losses (4)	29,001	42,854	(13,852)
Reversal of reserve for contingent losses included in credit costs (5)	18,695	—	18,695
Gains on loans written-off (6)	3,968	7,396	(3,427)
Net gains (losses) on equity securities	59,905	22,065	37,839
Gains on sales of equity securities	65,778	29,102	36,676
Losses on sales of equity securities	(3,281)	(3,702)	421
Losses on write-down of equity securities	(2,592)	(3,334)	741
Other non-recurring gains (losses)	(18,266)	(20,248)	1,982

Ordinary profits	257,912	257,894	18

Net extraordinary gains (losses)	10,302	(1,299)	11,601
Income before income taxes	268,215	256,595	11,619
Income taxes-current	36,348	60,033	(23,685)
Income taxes-deferred	10,493	440	10,052
Total taxes	46,841	60,474	(13,632)

Net income	221,373	196,120	25,252

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	48,167	13,412	34,755

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase
	June 30, 2018 (A)	June 30, 2017 (B)	(Decrease) (A) - (B)
Gross profits	402,576	460,911	(58,334)
Net interest income	230,290	227,454	2,836
Net fees and commissions	100,747	92,999	7,747
Net trading profits	3,292	15,745	(12,453)
Net other operating profits	68,246	124,712	(56,465)
Net gains (losses) on debt securities	23,100	80,899	(57,799)
General and administrative expenses	284,921	284,118	803
Amortization of goodwill	88	90	(1)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	117,743	176,883	(59,139)
Net operating profits before provision for general allowance for credit losses	117,654	176,792	(59,137)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	117,654	176,792	(59,137)
Net non-recurring gains (losses)	92,069	(650)	92,719
Credit costs (2)	(3,324)	(29,528)	26,203
Reversal of allowance for credit losses (3)	27,284	28,809	(1,525)
Reversal of reserve for contingent losses included in credit costs (4)	18,695	—	18,695
Gains on loans written-off (5)	3,964	7,043	(3,079)
Net gains (losses) on equity securities	58,698	10,297	48,400
Gains on sales of equity securities	64,013	15,795	48,217
Losses on sales of equity securities	(2,784)	(2,293)	(491)
Losses on write-down of equity securities	(2,530)	(3,204)	674
Other non-recurring gains (losses)	(13,249)	(17,273)	4,024

Ordinary profits	209,723	176,142	33,581

Net extraordinary gains (losses)	(5,121)	(1,167)	(3,953)
Income before income taxes	204,602	174,974	29,628
Income taxes-current	37,691	50,540	(12,849)
Income taxes-deferred	(6,128)	(6,521)	393
Total taxes	31,562	44,019	(12,456)

Net income	173,039	130,955	42,084

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	46,620	6,325	40,294
Provision for general allowance for credit losses	5,860	42,029	(36,168)
Provision for special allowance for credit losses	21,503	(13,186)	34,690
Allowance for credit to specific foreign borrowers	(80)	(33)	(46)
Losses on loans write-off	(3,457)	(11,137)	7,680
Provision for contingent losses included in credit costs	18,695	(16,903)	35,599
Gains on loans written-off	3,964	7,043	(3,079)
Losses on sales of other loans, etc.	132	(1,486)	1,619

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase
	June 30, 2018 (A)	June 30, 2017 (B)	(Decrease) (A) - (B)
Gross profits	97,082	115,277	(18,194)
Gross profits before credit costs for trust accounts	97,082	115,277	(18,194)
Trust fees	24,532	21,753	2,778
Credit costs for trust accounts (1)	—	—	—
Net interest income	50,887	53,758	(2,870)
Net fees and commissions	20,622	24,208	(3,585)
Net trading profits	6,524	5,711	813
Net other operating profits	(5,484)	9,844	(15,329)
Net gains (losses) on debt securities	774	12,390	(11,616)
General and administrative expenses	46,630	49,404	(2,773)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	50,451	65,872	(15,420)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	50,451	65,872	(15,420)
Net non-recurring gains (losses)	(2,262)	15,879	(18,142)
Credit costs (3)	(173)	(7,310)	7,136
Reversal of allowance for credit losses (4)	1,717	14,045	(12,327)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	4	352	(348)
Net gains (losses) on equity securities	1,206	11,768	(10,561)
Gains on sales of equity securities	1,765	13,307	(11,541)
Losses on sales of equity securities	(496)	(1,409)	912
Losses on write-down of equity securities	(62)	(129)	67
Other non-recurring gains (losses)	(5,017)	(2,975)	(2,042)

Ordinary profits	48,189	81,752	(33,563)

Net extraordinary gains (losses)	15,423	(131)	15,555
Income before income taxes	63,612	81,620	(18,008)
Income taxes-current	(1,343)	9,492	(10,836)
Income taxes-deferred	16,622	6,962	9,659
Total taxes	15,278	16,455	(1,176)

Net income	48,333	65,165	(16,831)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,547	7,086	(5,539)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	1,704	14,005	(12,300)
Provision for special allowance for credit losses	12	39	(27)
Allowance for credit to specific foreign borrowers	—	0	(0)
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	(173)	(7,310)	7,136
Gains on loans written-off	4	352	(348)
Losses on sales of other loans, etc.	—	—	—

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BK and TB Combined including Trust Account

	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Bankrupt or De facto Bankrupt	106,508	118,812
Doubtful	297,830	344,145
Special Attention	427,426	462,747
Non Performing Loans	831,764	925,704
Total loans	105,175,283	104,665,778
Non Performing Loans / Total loans	0.79%	0.88%
BK Non-consolidated
	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Bankrupt or De facto Bankrupt	105,736	117,413
Doubtful	293,960	338,442
Special Attention	423,300	434,940
Non Performing Loans	822,996	890,796
Total loans	99,924,762	89,765,097
Non Performing Loans / Total loans	0.82%	0.99%
TB Non-consolidated
	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Bankrupt or De facto Bankrupt	771	1,395
Doubtful	3,795	5,619
Special Attention	4,000	27,661
Non Performing Loans	8,568	34,676
Total loans	5,234,991	14,884,494
Non Performing Loans / Total loans	0.16%	0.23%
TB Non-consolidated: Trust Account
	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Bankrupt or De facto Bankrupt	0	3
Doubtful	74	83
Special Attention	124	144
Non Performing Loans	199	232
Total loans	15,530	16,186
Non Performing Loans / Total loans	1.28%	1.43%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2018		As of March 31, 2018
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,810,472	21,869	3,593,058	37,990

	(in millions of yen)
	As of June 30, 2018		As of March 31, 2018
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Available-for-sale securities	51,928,795	3,435,564	55,397,324	3,517,412
Domestic equity securities	5,627,716	3,323,735	5,541,043	3,220,193
Domestic bonds	24,862,656	286,263	26,980,627	305,519
Other	21,438,422	(174,434)	22,875,652	(8,300)
Foreign equity securities	254,691	(34,984)	334,540	35,975
Foreign bonds	15,663,842	(207,177)	17,448,342	(139,099)
Other	5,519,888	67,727	5,092,769	94,823

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2018		As of March 31, 2018
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,818,351	40,859	1,909,933	44,573
Stocks of subsidiaries and affiliates	932,607	1,037	932,607	105,350

	(in millions of yen)
	As of June 30, 2018		As of March 31, 2018
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	36,677,728	2,717,817	38,764,391	2,757,167
Domestic equity securities	4,558,219	2,591,128	4,497,191	2,517,171
Domestic bonds	21,903,322	260,825	23,610,239	273,943
Other	10,216,187	(134,136)	10,656,960	(33,947)
Foreign equity securities	155,301	(18,827)	229,935	40,051
Foreign bonds	6,969,463	(87,196)	7,663,006	(56,832)
Other	3,091,421	(28,112)	2,764,018	(17,166)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2018		As of March 31, 2018
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	658,034	3,414	494,365	2,702
Stocks of subsidiaries and affiliates	39,521	1,150	7,190	413

	(in millions of yen)
	As of June 30, 2018		As of March 31, 2018
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	11,813,941	726,564	12,874,815	745,891
Domestic equity securities	1,123,879	674,112	1,093,627	640,863
Domestic bonds	3,064,655	24,655	3,471,719	30,690
Other	7,625,406	27,797	8,309,468	74,338
Foreign equity securities	79,996	(22,507)	91,065	(11,387)
Foreign bonds	6,198,122	(32,996)	7,025,849	(12,310)
Other	1,347,286	83,301	1,192,552	98,036

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2018	For the three months ended June 30, 2017
ROE	9.46	9.00

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2018	For the three months ended June 30, 2017
Average interest rate on loans and bills discounted	0.78	0.81
Average interest rate on deposits and NCD	0.00	0.01
Interest rate spread	0.77	0.80

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.83	0.87
Interest rate spread	0.82	0.86

BK Non-consolidated

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2018	For the three months ended June 30, 2017
Average interest rate on loans and bills discounted	0.81	0.89
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.81	0.88

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.85	0.95
Interest rate spread	0.84	0.95

TB Non-consolidated

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2018	For the three months ended June 30, 2017
Average interest rate on loans and bills discounted	0.40	0.46
Average interest rate on deposits and NCD	0.05	0.06
Interest rate spread	0.35	0.39

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.58	0.51
Interest rate spread	0.53	0.44

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Deposits (ending balance)	162,013,739	160,799,777
Deposits (average balance)	165,005,126	158,125,973
Loans (ending balance)	94,524,488	93,727,957
Loans (average balance)	95,588,114	95,206,469

	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Domestic deposits (ending balance)*	140,030,221	138,437,269
Individuals	76,289,879	75,302,588

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Deposits (ending balance)	148,408,143	145,492,629
Deposits (average balance)	150,810,662	143,218,442
Loans (ending balance)	89,387,144	79,213,244
Loans (average balance)	88,934,110	80,916,947

	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Domestic deposits (ending balance)*	127,855,448	124,710,836
Individuals	68,702,531	67,612,602

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Deposits (ending balance)	13,605,595	15,307,147
Deposits (average balance)	14,194,464	14,907,531
Loans (ending balance)	5,137,343	14,514,713
Loans (average balance)	6,654,003	14,289,522

	(in millions of yen)
	As of June 30, 2018	As of March 31, 2018
Domestic deposits (ending balance)*	12,174,772	13,726,432
Individuals	7,587,348	7,689,986

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2018	As of June 30, 2018
Assets:
Loans and bills discounted	306,755	361,243
Securities	53,976,806	52,639,836
Beneficiary rights to the trust	72,399,465	73,168,829
Securities held in custody accounts	3,121,503	3,537,566
Monetary claims	16,876,864	17,332,832
Tangible fixed assets	13,544,869	13,707,697
Intangible fixed assets	130,851	130,292
Other claims	3,645,903	2,580,919
Call loans	384,210	454,056
Due from banking account	9,626,979	9,285,367
Cash and due from banks	6,671,875	6,184,725

Total	180,686,086	179,383,367

Liabilities:
Money trusts	25,052,352	23,738,646
Pension trusts	11,946,499	11,812,928
Property formation benefit trusts	7,608	7,446
Investment trusts	77,208,657	77,909,577
Money entrusted other than money trusts	3,718,032	3,727,215
Securities trusts	5,200,280	4,737,482
Monetary claim trusts	15,977,728	16,448,382
Equipment trusts	72,741	71,922
Land and fixtures trusts	43,894	43,818
Composite trusts	41,458,291	40,885,947

Total	180,686,086	179,383,367

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,505 millions of yen as of March 31, 2018 and 1,504 millions of yen as of June 30, 2018, respectively.